BIORELEASE TECHNOLOGIES, INC.
                          340 Granite Street, Suite 200
                              Manchester, NH 03102
                      PH (603) 641-8443 FAX (603) 641-9535

                                  August 1, 2001

                                    VIA EDGAR

                       Securities and Exchange Commission
                          Division of Corporate Finance
                             450 Fifth Street, N. W.
                                 Washington, DC

                        RE: BIORELEASE TECHNOLOGIES, INC.

                                  CIK: 1107159

                          COMMISSION FILE NO. 333-96337

Ladies and Gentlemen;

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Biorelease Technologies, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its registration statements on Form S-1, together with all exhibits thereto, Commission File No. 333-96337 (the "Registration Statements"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on February 7, 2000.

The Registration statement was filed in connection with the Registrant's proposal to register 4,582,122 shares of the registrant's common stock.

Accordingly, the Registrant requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact R. Bruce Reeves, President of the Registrant, at (603) 641-8443.

Sincerely,
Biorelease Technologies, Inc.

/s/ R. Bruce Reeves
-------------------
R. Bruce Reeves, President

Cc: John Lowy, Esq.